Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
1. Petrohawk Operating Company	Texas

2. P-H Energy, LLC	Texas

3. Red River Field Services, L.L.C.	Oklahoma

4. Petrohawk Holdings, LLC	Delaware

5. Petrohawk Properties, LP	Texas

6. Winwell Resources, Inc.	Louisiana

7. WSF, Inc.	Louisiana

8. KCS Resources, Inc.	Deleware

9. KCS Energy Services, Inc.	Deleware

10. Medallion California Properties Company	Texas

11. Proliq, Inc.	New Jersey